

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2010

Daniel E. Pittard
President and Chief Executive Officer
Rubio's Restaurants, Inc.
1902 Wright Place, Suite 300
Carlsbad, CA 92008

> **Re:** **Rubio's Restaurants, Inc.**
> **Preliminary Proxy on Schedule 14A**
> **Filed May 28, 2010**
> **File No. 000-26125**
>
> **Schedule 13E-3**
> **Filed June 1, 2010**
> **File No. 005-57387**

Dear Mr. Pittard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note disclosure on page 7 of the proxy statement indicating that Rosewood Capital, holding approximately 15.2% of the Company's common stock, signed voting a agreement in which it agreed to vote all of its outstanding shares of common stock for the adoption of the merger agreement. Please tell us why you believe Rosewood Capital is not an affiliate engaged, directly or indirectly, in the going private transaction. In responding to this comment, please consider section 201.05 of our Compliance and Disclosure Interpretations for Going Private Transactions.

Introduction, page 1

2. We note the statement that "none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person." This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise.

3. Please revise the last paragraph on this page to remove any indication that the filing does not constitute an admission by any filing person that it is an affiliate of Rubio's. The identification of a filing person on the Schedule 13E-3 renders such a disclaimer inappropriate.

Item 13. Financial Statements, page 8

4. It appears that you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable. Please advise of your basis for not disclosing this financial information as set forth in Item 1010 of Regulation M-A.

Exhibit 99(c)(2)

5. The language under "Disclaimer" stating that the materials are prepared exclusively for the benefit and use of the Special Committee and the Board" is an improper disclaimer. Please advise us how the filing persons intend to address this objectionable disclaimer and inappropriate limitation on reliance. See the following link to the SEC's website for guidance on how to amend this filing in view of the cited statement:

    http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Schedule 14A

General

6. Please revise to indicate that the form of proxy card is a preliminary copy. Refer to Rule 14a-6(e)(1).

Summary Term Sheet, page 1

7. Please revise your summary term sheet to include a brief summary of the principal advantages and disadvantages of the going-private transaction and the accounting treatment of the transaction. Refer to Item 1001 of Regulation M-A and Section II.F.2. of Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

Background of the Merger, page 12

8. We note the reference on page 25 to the March 29, 2010 meeting in which it appears Cowen reviewed, updated and provided a "preliminary valuation overview" to the Board. Any materials prepared by Cowen in connection with its fairness opinion, including any "board books" or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the Board generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Cowen, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise to summarize all the presentations made by Cowen, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Fairness of the Merger, page 32

9. We note the disclosure on pages 32, 45 and 46 regarding the separate determinations by the Board, Ralph Rubio and Daniel Pittard and Merger, Parent Sub and Mill Road that the merger was substantively and procedurally fair to "stockholders unaffiliated with Parent." Similar references are found elsewhere throughout the proxy statement. Please note the staff considers officers and directors of the Company as affiliates when considering whether such references are sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please revise the disclosure here and throughout the filing to comply with the disclosure obligations set forth in Item 1014(a).

10. Assuming the Company will revise the disclosure in response to the preceding comment, please address how the Board, or any filing person relying on the Special Committee's recommendation or the opinion of Cowen, is able to reach the fairness determination as to *unaffiliated* security holders, given that the Special Committee's recommendation addressed fairness with respect to "stockholders unaffiliated with Parent" and Cowen's opinion addressed fairness with respect to "holders of [the Company's] common stock, other than Mill Road and any holders of [the Company's] common stock who contribute or otherwise transfer shares of [the Company's] common stock to Parent or any of its affiliates in connection with the merger, and their respective affiliates." Please note our discussion in the preceding comment regarding the status of directors and officers as affiliates.

11. The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). It appears that the Board expressly adopted the recommendation of the Special Committee in reaching the decision to approve the merger. Note that to the extent the Special Committee's discussion and analysis does not

address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note for example that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (vi) or (viii) of Instruction 2 to Item 1014 or Item 1014(c) and (d) or explain in detail why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the Board believe the proposed merger is procedurally fair in the absence of such safeguards.

12. The preceding comment applies equally to the fairness determinations of the other filing persons referenced in this filing. The analysis of Ralph Rubio and Daniel Pittard on page 45 does not appear to address the factors described in clauses (ii), (vi) or (viii) of Instruction 2 to Item 1014 or Item 1014(c) and (d). The analysis of Merger, Parent Sub and Mill Road on page 46 does not appear to address the factors described in clauses (vi) or (viii) of Instruction 2 or Item 1014(d).

Opinion of the Special Committee's Financial Advisor, page 36

13. Please disclose that Cowen has consented to the use of the opinion in the document.

14. Please revise the last bullet point on page 37 to clarify that all material analyses are discussed in the summary below.

Analysis of Precedent Transactions, page 40

15. Tell us whether any additional transactions that fit the criteria were not used and why not.

16. We note the disclaimer in the carryover paragraph on page 42 by Cowen and the Filing Persons relating to the accuracy of the analyses performed by Cowen. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Position of Merger Sub, Parent, and Mill Road as to the Fairness of the Merger, page 46

17. Please remove the word "only" from the third bullet point.

Effects of the Merger, page 47

18. Please revise to discuss here, or in the tax consequences section, the tax effects to each filing party on the Schedule 13E-3. Refer to Item 1013(d) of Regulation M-A.

19. Please revise the disclosure in the carryover paragraph on page 49 to discuss the effect that the merger will have upon Mr. Pittard's interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. Please also

disclose Mill Road's and Mr. Rubio's percentage interests in the net book value and net earnings of the Company prior to the merger. Refer to Instruction 3 to Item 1013.

Litigation Proceedings Regarding the Merger, page 57

20. Please provide us with a copy of the complaint for the action discussed.

Solicitation of Proxies, page 63

21. We note that proxies may be solicited personal interview, mail, by telephone, or by other electronic means including by internet and facsimile. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Representations and Warranties, page 67

22. We note the statement that "information concerning the subject matter of the representations and warranties may have changed . . . which subsequent information may or may not be fully reflected in our public disclosures." Please note that investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties in a merger agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included the disclosure document not misleading.

Summarized Financial Data, page 80

23. In circumstances where the filing person elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. We note your disclosure does not appear to include all of the information required by Item 1010(c) of Regulation M-A, including ratio of earnings to fixed charges and, if material, summarized pro forma data disclosing the effects of the transaction. Please revise the disclosure to include such information.

Ownership of Securities, page 95

24. We note in footnote (1) Mr. Anderson's disclaimer of beneficial ownership "except for his pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

<u>Executive Compensation, page 100</u>

25. Please revise the footnotes to the summary compensation table to disclose each type of perquisite received by each named executive officer.

<u>Where You Can Find More Information, page 112</u>

26. We note that you incorporate by reference into your preliminary proxy statement your Forms 10-K and 10-Q, each of which include a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Please revise to state that the safe harbor provisions in the periodic reports incorporated by reference to the proxy statement do not apply to any forward-looking statements you make in connection with the going- private transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each filing person, and if applicable, its management are in possession of all facts relating to such filing person's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217, Perry Hindin, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3444, or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director